EXHIBIT 97.1

Policy on Recoupment of Executive Officer Incentive-Based Compensation

In the Event of Restatements

The Board of Directors (the “Board”) of Steel Dynamics, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and reinforces the Company’s pay-for-performance compensation philosophy. In that regard, the Board has adopted this policy (the “Policy”) which provides for the recoupment of Executive Officer Incentive-based Compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement) (collectively, a “Restatement”). By the direction of the Board, the Policy will be administered by the Compensation Committee of the Board, and decisions made by the Compensation Committee pursuant to the Policy will be subject to review only by the Board in its discretion.

In the event the Company is required to undertake a Restatement, the Compensation Committee shall, unless it determines it impracticable to do so, take action to recoup and require reimbursement (or forfeiture of future compensation) of the excess Incentive-based Compensation granted to, earned by or vested in the Executive Officers during the three-year fiscal period completed immediately preceding the date on which the Company is required to undertake the Restatement.

The compensation amount subject to recoupment under this Policy is limited to the excess of the Incentive-based Compensation granted to, earned by or vested in the Executive Officers based on the erroneous data over the amount that would have been granted, earned or vested had it been based on the Restatement, as determined by the Compensation Committee, computed without regard to any taxes paid. If the Compensation Committee cannot determine the amount of the excess Incentive-based Compensation directly from the information in the Restatement, it will make its determination based on a reasonable estimate of the effect of the Restatement.

This Policy will be distributed to and acknowledged by all Executive Officers, and will be deemed incorporated into and made a part of the terms and conditions of employment applicable to each such Executive Officer, as well as a part of all present and future incentive awards and award agreements relating to such persons.

The term “Executive Officer” shall mean each current and former “officer” of the Company as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

The term “Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

The term “Financial Reporting Measure” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall be considered Financial Reporting Measures for purposes of this Policy.